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Brendan C. Fox

brendan.fox@dechert.com +1 202 261 3381 Direct +1 202 261 3081 Fax

September 25, 2020

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Deborah O’Neal-Johnson, Division of Investment Management

Re:	Old Westbury Funds, Inc. (the “Registrant”)
(File Nos. 033-66528 and 811-07912)

Dear Ms. O’Neal-Johnson:

Thank you for your additional comments received on September 22, 2020 regarding Post-Effective Amendment No. 79 to the registration statement on Form N-1A for the Registrant with respect to Old Westbury Credit Income (the “Fund”), a new series of the Registrant, filed with the Securities and Exchange Commission (the “Commission”) on July 7, 2020. The Registrant has considered your comments and has authorized us to make the responses discussed below on its behalf.

PROSPECTUS

Comment 1.	Please confirm that the Fund will not invest more than 15% in non-agency, non-investment grade asset-backed securities.
Response 1.	We respectfully acknowledge your comment; however, the Fund reserves the right to invest more than 15% in non-agency, non-investment grade asset-backed securities.
Comment 2.	Please confirm that to the extent the Fund expects to enter into credit default swaps as a seller of protection that the Fund will segregate liquid assets sufficient to cover the full notional value of such credit default swaps.
Response 2.	The Fund confirms that to the extent the Fund enters into credit default swaps as the seller of protection or uses total return swaps,

it will segregate liquid assets sufficient to cover the full notional value of such credit default swaps.

STATEMENT OF ADDITIONAL INFORMATION

Comment 3.	The Staff notes that the statutory prospectus states the Fund will invest in other investment companies. In the section entitled “Investment Restrictions – Fundamental Limitations,” please include narrative disclosure to clarify that a Fund will consider the investments of its underlying investment companies when determining a Fund’s compliance with its concentration policies.

Response 3.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

* * * * *

If you have any questions, please feel free to contact me at (202) 261-3381.

Very truly yours,

/s/ Brendan C. Fox___

Brendan C. Fox